Exhibit 99.1

Ardmore Shipping Announces Fourth Quarter and Full Year 2019 Conference Call and Webcast

HAMILTON, Bermuda, Feb. 4, 2020 /PRNewswire/ — Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that the Company plans to announce its fourth quarter and full year 2019 earnings before the market opens on Tuesday, February 11, 2020 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call Details:

What:	Fourth Quarter and Full Year 2019 Conference Call and Webcast

When:	Tuesday, February 11, 2020 at 10:00 a.m. Eastern Time

Where:	There are two ways to access the conference call:

Dial-in: 844-492-3728 (domestic) or 412-542-4189 (international)

Participants should reference “Ardmore Shipping”

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

To access the live webcast and presentation: www.ardmoreshipping.com.

If you are unable to participate at this time, an audio replay of the call will be available through February 18 at 877-344-7529 or 412-317-0088. Enter the passcode 10139178 to access the audio replay. The webcast will also be archived on the Company’s website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers.

We are strategically focused on modern, fuel-efficient, mid-size product and chemical tankers. We actively pursue opportunities to exploit the overlap we believe exists between the clean petroleum product (“CPP”) and chemical sectors in order to enhance earnings, and also seek to engage in more complex CPP trades, such as multi-grade and multi-port loading and discharging operations, where our knowledge of chemical operations is beneficial to our CPP customers. Our fuel-efficient operations are designed to enhance our investment returns and provide value-added service to our customers. We believe we are at the forefront of fuel efficiency and emissions reduction trends and are well positioned to capitalize on these developments with our fleet of Eco-design and Eco-mod vessels. Our acquisition strategy is to continue to build our fleet with Eco-design newbuildings and modern second-hand vessels that can be upgraded to Eco-mod. We have a resolute focus on both high-quality service and efficient operations, and we believe that our corporate overhead and operating expenses are among the lowest of our peers.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com